FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

NOTIFICATION OF MAJOR INTERESTS IN SHARES

Section 198 - Companies Act 1985

                         The Company was notified today by Cater Allen International Limited that, as at 25
                          May 2004, Cater Allen International Limited no longer has a reportable interest in the share capital of HSBC Holdings plc.

A copy of the letter of notification is quoted below.

R H Musgrove

Assistant Secretary

HSBC Holdings plc

Letter to HSBC Holdings plc dated 25 May 2004 from Matthew Hill, Compliance Manager, Cater Allen International Limited

"Dear Sir,

Notification of Interest in Shares pursuant to Part VI of the Companies Act 1985 (as amended)

In accordance with Part VI of the Companies Act 1985 (as amended), please note that as of the date of this letter, Cater Allen International Limited (CAIL) no longer has a reportable interest in the ordinary shares of HSBC Holdings Plc.

Yours faithfully,

Matthew Hill

Compliance Manager

Cater Allen International Limited"

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: May 27, 2004